UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33503

BLUEKNIGHT ENERGY PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

6060 American Plaza, Suite 600

Tulsa, Oklahoma 74135

(918) 237-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

Series A Preferred Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partner Interests: 1

Series A Preferred Units Representing Limited Partner Interests: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Blueknight Energy Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BLUEKNIGHT ENERGY PARTNERS, L.P.

	By:	Blueknight Energy Partners G.P., L.L.C., its general partner

Date: August 29, 2022	By:	/s/ Alan Wall
Alan Wall
Executive Vice President & Chief Financial Officer